UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Piedmont Office Realty Trust, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
720190206
(CUSIP Number)
August 30, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person? s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
720190206

1
Names of Reporting Persons

Mizuho Securities USA LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [X]
(b)  []
3
Sec Use Only


4
Citizenship or Place of Organization

United States
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  16064500

6
  Shared Voting Power




7
  Sole Dispositive Power


  16064500

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

16064500
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

12.8
12
Type of Reporting Person (See Instructions)

BD